EXHIBIT 12

GREAT AMERICAN FINANCIAL RESOURCES, INC.
EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Income before income taxes, extraordinary	119.3	$49.1	$69.6	$38.9	$59.9	$81.1	$92.0
items and accounting changes
Plus dividends from affiliate	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Plus minority interest in subsidiaries
having fixed charges	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Fixed charges:
Interest and other debt expenses	15.2	8.5	12.1	10.8	10.8	13.8	11.9
Interest on subsidiary trust obligations	5.4	9.7	12.8	13.0	17.1	18.4	18.6
One-third of rentals	2.0	1.2	1.6	1.7	1.8	2.0	1.9

Subtotal	141.9	$68.5	$96.1	$64.4	$89.6	115.3	125.9

Interest on annuities	228.5	227.2	295.0	301.0	294.7	293.1	262.6

Total	370.4	295.7	391.1	365.4	384.3	408.4	388.5

Fixed charges:
Interest and other debt expenses	$15.2	$8.5	$12.1	$10.8	$10.8	$13.8	$11.9
Interest on subsidiary trust obligations	5.4	9.7	12.8	13.0	17.1	18.4	18.6
One-third of rentals	2.0	1.2	1.6	1.7	1.8	2.0	1.9

Subtotal Fixed Charges	$22.6	$19.4	$26.5	$25.5	$29.7	$34.2	$32.4

Interest on annuities	228.5	227.2	295.0	301.0	294.7	293.1	262.6

Total Fixed Charges	251.1	246.6	321.5	326.5	324.4	327.3	295.0

Ratio of earnings to fixed charges:
Ratio of earnings to fixed charges	1.5	1.2	1.2	1.1	1.2	1.3	1.3
Excluding interest on annuities	6.3	3.5	3.6	2.5	3.0	3.4	3.9
Earnings in excess of fixed charges	119.3	$49.1	$69.6	$38.9	$59.9	$81.1	$93.5